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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE 13D

                                     Under

                      THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)

                                ---------------

                            TRANS WORLD GAMING CORP.
                                (Name of Issuer)

                           One Penn Plaza, Suite 1503
                         New York, New York 10119-0002

                                  Common Stock
                         (Title of Class of Securities)

                                   893375105
                                (CUSIP number)*

                                          Copy to:

    Christopher P. Baker                  Christopher G. Karras
    120 Boylston St.                      Dechert Price & Rhoads
    Boston, Massachusetts  02116          4000 Bell Atlantic Tower
    (617) 423-1080                        1717 Arch Street
                                          Philadelphia, Pennsylvania 19103-2793
    (Name, address and telephone
     number of Person Authorized
     to Receive Notices and
     Communications)

                               December 30, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
                                                                       -----

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 853375105

--------------------------------------------------------------------------------
1)  Name of Reporting Person                      Christopher P. Baker

    SS. Or I.R.S. Identification
    No. of Above Person                           ###-##-####


--------------------------------------------------------------------------------
2)  Check the Appropriate Box                     (a)       ----
    if a Member of a Group                        (b)       ----


--------------------------------------------------------------------------------
3)  SEC Use Only


--------------------------------------------------------------------------------
4)  Source of Funds                               00


--------------------------------------------------------------------------------
5)  Check Box if Disclosure of
    Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                -----


--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization          U.S.A.


--------------------------------------------------------------------------------
Number of Shares                                  7)  Sole Voting
Beneficially Owned By Each                            Power           3,101,037
Reporting Person With                             ------------------------------

                                                  8)  Shared Voting
                                                      Power                 0
                                                  ------------------------------

                                                  9)  Sole Dispositive
                                                      Power           3,101,037
                                                  ------------------------------

                                                  10) Shared Dispositive
                                                      Power                 0
                                                  ------------------------------


--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person               3,101,037


--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares          X*
                                                  ---


--------------------------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                        53.8%


--------------------------------------------------------------------------------
14)  Type of Reporting Person                     IN


--------------------------------------------------------------------------------




















--------------------

* Excludes 5,000 shares of Common Stock and a Warrant for 54,728 shares of Common Stock owned by Mr. Baker's spouse. Mr. Baker disclaims beneficial ownership of such securities.


                                    2 of 13

CUSIP NO. 853375105

--------------------------------------------------------------------------------
1)  Name of Reporting Person                      CP Baker LLC

    SS. Or I.R.S. Identification                  04-3323325
    No. of Above Person


--------------------------------------------------------------------------------
2)  Check the Appropriate Box                     (a)  -----
    if a Member of a Group                        (b)  -----


--------------------------------------------------------------------------------
3)  SEC Use Only


--------------------------------------------------------------------------------
4)  Source of Funds                               00


--------------------------------------------------------------------------------
5)  Check Box if Disclosure of
    Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                -----


--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization          Delaware


--------------------------------------------------------------------------------
Number of Shares                                  7)  Sole Voting
Beneficially Owned By Each                            Power           1,080,667
Reporting Person With                             ------------------------------

                                                  8)  Shared Voting
                                                      Power                 0
                                                  ------------------------------

                                                  9)  Sole Dispositive
                                                      Power           1,080,667
                                                  ------------------------------

                                                  10) Shared Dispositive
                                                      Power                 0
                                                  ------------------------------


--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person               1,080,667


--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares          -----


--------------------------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                        27.6%


--------------------------------------------------------------------------------
14)  Type of Reporting Person                     CO


--------------------------------------------------------------------------------













                                    3 of 13

CUSIP NO. 853375105

--------------------------------------------------------------------------------
1)   Name of Reporting Person                     Anasazi Partners, Limited
                                                  Partnership
     SS. Or I.R.S. Identification
     No. of Above Person                          04-3326588


--------------------------------------------------------------------------------
2)   Check the Appropriate Box                    (a)  -----
     if a Member of a Group                       (b)  -----


--------------------------------------------------------------------------------
3)   SEC Use Only



--------------------------------------------------------------------------------
4)   Source of Funds                              WC


--------------------------------------------------------------------------------
5)   Check Box if Disclosure of
     Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)               -----


--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization         Massachusetts


--------------------------------------------------------------------------------
Number of Shares                                  7)  Sole Voting
Beneficially Owned By Each                            Power           1,080,667
Reporting Person With                             ------------------------------

                                                  8)  Shared Voting
                                                      Power                 0
                                                  ------------------------------

                                                  9)  Sole Dispositive
                                                      Power           1,080,667
                                                  ------------------------------

                                                  10) Shared Dispositive
                                                      Power                 0
                                                  ------------------------------


--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person               1,080,667


--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares          -----


--------------------------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                        27.6%


--------------------------------------------------------------------------------
14)  Type of Reporting Person                     PN


--------------------------------------------------------------------------------
















                                    4 of 13

          This  Amendment  No. 4 to  Schedule  13D  amends and  supplements  the
Schedule 13D filed with the Securities and Exchange Commission on April 3, 1998, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on April 3, 1998, Amendment No. 2 thereto filed with the Securities and Exchange Commission on April 10, 1998, and Amendment No. 3 thereto filed with the Securities and Exchange Commission on December 14, 1998 on behalf of Christopher P. Baker, C.P. Baker & Company, Ltd., CP Baker LLC, Anasazi Partners, Limited Partnership, and C.P. Baker Venture Fund I, Limited Partnership. Capitalized terms used herein without definition shall have the respective meanings ascribed thereto in such Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On December 30, 1998, Anasazi Partners used its working capital to make an open market purchase of 50,000 shares of Common Stock at $0.25 per share.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a-b) Mr. Baker may be deemed to be the beneficial owner with sole power to vote and dispose of a total of 3,101,037 shares of Common Stock (or 53.8% of the outstanding Common Stock as calculated in accordance with Rule 13d-3(d)), which includes the following: 153,500 shares of Common Stock of which Mr. Baker is the record holder; 1,227,642 shares of Common Stock that may be acquired upon the exercise of the Amended Warrants and the New Warrants owned by Mr. Baker; 10,000 shares of Common Stock of which Baker Ltd. is the record holder; 410,366 shares of Common Stock that may be acquired upon exercise of the Amended Warrants owned by Baker Ltd.; 218,862 shares of Common Stock that may be acquired upon exercise of the Amended Warrants owned by Venture Fund; 200,000 shares of Common Stock that may be acquired upon exercise of the New Warrants owned by Anasazi Partners; 666,667 shares of Common Stock that may be acquired upon exercise of the Consent Warrants owned by Anasazi Partners; and the 214,000 shares of Common Stock held of record by Anasazi Partners.

          Anasazi Partners may be deemed to be the beneficial owner with sole power to vote and dispose of 1,080,667 shares of Common Stock (or 27.6% of the outstanding Common Stock as calculated in accordance with Rule 13d-3(d)). CP Baker LLC, the general partner of Anasazi Partners, may be deemed to be the beneficial owner with sole power to vote and dispose of the same securities. The 1,080,667 shares of Common Stock include 214,000 shares of Common Stock held of record by Anasazi Partners; 200,000 shares of Common Stock that may be acquired upon exercise of the New Warrants owned by Anasazi Partners; and 666,667 shares of Common Stock that may be acquired upon exercise of the Consent Warrants owned by Anasazi Partners.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 Agreement among Christopher P. Baker, C.P. Baker & Company, Ltd., CP Baker LLC, C.P. Baker Venture Fund I,
                         Limited  Partnership  and  Anasazi  Partners,   Limited
                         Partnership regarding the filing of Schedule 13D.

                                    5 of 13

                                   Signature

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated    January 11, 1999                   /s/ Christopher P. Baker
                                            -----------------------------
                                            CHRISTOPHER P. BAKER


























                                    6 of 13

                                   Signature

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          C.P. BAKER & COMPANY, LTD.


Dated    January 11, 1999                 By: /s/ Christopher P. Baker
                                              ---------------------------------
                                              Name:  Christopher P. Baker
                                              Title: President





















                                    7 of 13

                                   Signature

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          CP BAKER LLC


Dated January 11, 1999                    By: /s/Christopher P. Baker
                                              ----------------------------------
                                              Name:  Christopher P. Baker
                                              Title: President

























                                    8 of 13

                                   Signature

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          ANASAZI PARTNERS, LIMITED
                                          PARTNERSHIP

                                          By:  CP BAKER LLC, its general partner


Dated January 11, 1999                    By:  /s/Christopher P. Baker
                                               ---------------------------------
                                               Name:  Christopher P. Baker
                                               Title: President
























                                    9 of 13

                                   Signature

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          CP BAKER VENTURE FUND I
                                          LIMITED PARTNERSHIP

                                          By: C.P. BAKER & COMPANY, LTD., its
                                              general partner


Dated January 11, 1999                    By:  /s/Christopher P. Baker
                                               ---------------------------------
                                               Name:  Christopher P. Baker
                                               Title: President
























                                    10 of 13

                                 EXHIBIT INDEX

               Exhibit 1 Agreement among Christopher P. Baker, C.P. Baker & Company, Ltd., CP Baker LLC, C.P. Baker Venture Fund I, Limited Partnership and Anasazi Partners, Limited Partnership regarding the filing of
                              Schedule 13D.
























                                    11 of 13

                                                                      Exhibit 1

                                   AGREEMENT

          The undersigned each agree to the filing of a single Schedule 13D with respect to their respective ownership interests in Trans World Gaming Corp.



Dated January 11, 1999                  /s/Christopher P. Baker
                                        ----------------------------------------
                                        CHRISTOPHER P. BAKER


                                        C.P. BAKER & COMPANY, LTD.


Dated January 11, 1999                  By: /s/Christopher P. Baker
                                            ------------------------------------
                                            Name:  Christopher P. Baker
                                            Title: President


                                        CP BAKER LLC


Dated January 11, 1999                  By: /s/Christopher P. Baker
                                            ------------------------------------
                                            Name:  Christopher P. Baker
                                            Title: President



                                        ANASAZI PARTNERS, LIMITED
                                        PARTNERSHIP

                                        By: C.P. BAKER LLC, its general partner


Dated January 11, 1999                      By: /s/Christopher P. Baker
                                                --------------------------------
                                                Name:  Christopher P. Baker
                                                Title: President



                                    12 of 13

                                        C.P. BAKER VENTURE FUND I, LIMITED
                                        PARTNERSHIP

                                        By: C.P. BAKER & COMPANY, LTD., its
                                            general partner


Dated January 11, 1999                      By: /s/Christopher P. Baker
                                                --------------------------------
                                                Name:   Christopher P. Baker
                                                Title:  President






















                                    13 of 13

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